99.1

MindWalk Announces B Cell Llama™, a Nanobody Discovery Platform Designed for the Bispecific and Cell Therapy Era

Peer-reviewed study in ACS Biomacromolecules demonstrates modular VHH potency, cross-variant therapeutic activity, and a newly described immune-priming mechanism; MindWalk holds first right to commercialize jointly developed intellectual property

AUSTIN, TX | MindWalk Holdings Corp. (NASDAQ: HYFT), a bio-native AI company, today announced B Cell Llama™, a platform for the discovery of VHH nanobodies: the single-domain antibody fragments increasingly recognized as the ideal molecular building blocks for bispecific antibodies, multispecific therapeutics, and CAR-T cell therapies. Bispecific antibody sales alone are projected to reach US$50 billion by 2030, with the broader cell therapy market adding tens of billions more. B Cell Llama™ is designed to help partners capture this opportunity with better starting material and AI-guided precision at every step of the discovery process.

"VHH nanobodies solve the molecular engineering problem that has made bispecific and multispecific drug development so difficult for so long. B Cell Llama™ extends our flagship B Cell Select® platform into the distinct biology of llama-derived single-domain antibodies, adding a dedicated VHH capability to the broader MindWalk ecosystem that has supported the advancement of over 15 molecules to the clinic across our technologies. What sets it apart is the ability to layer LensAI™ across the entire discovery process: guiding target selection before immunization begins, triaging candidates by predicted function, and evaluating multispecific constructs in silico before a single molecule is built in the lab."

Dr. Jennifer Bath, Chief Executive Officer, MindWalk Holdings Corp.

Peer-Reviewed Validation

The announcement is anchored by a study published in Biomacromolecules (American Chemical Society, 2026), conducted by MindWalk in a grant-funded collaboration with Eindhoven University of Technology and Radboud University Medical Center. Three findings from the study illustrate what modular VHH design can achieve:

•
Potency amplified through assembly. Nanobodies displayed in multivalent formats achieved sub-nanomolar potency, 10 to 25 times greater than the same nanobody in monovalent form.
•
Modular reconfiguration defeats resistance. A trivalent VHH construct neutralized variants that escaped all monovalent formats and defeated a pair of approved antibody therapies, demonstrating that rational reassembly of the same building block can restore activity where single agents fail.
•
A potential immune-priming effect. VHH-nanoparticle complexes were preferentially internalized by immune cells associated with long-term immune memory, raising the possibility that certain VHH formats may not only neutralize a target but help the immune system recognize it in the future.

The study also produced a finding with direct relevance to AI-guided drug discovery: the molecule with the strongest binding affinity delivered zero functional activity. Binding strength is not a reliable proxy for efficacy. Some conventional discovery workflows depend heavily on binding metrics to rank and select candidates. LensAI™ is designed to prioritize function directly.

About B Cell Llama™

B Cell Llama™ builds on the proven infrastructure of B Cell Select®, one of the technologies within MindWalk's broader platform ecosystem. Where B Cell Select® isolates antibody-producing B cells from immunized rabbits, B Cell Llama™ does the same from immunized llamas, capturing VHH nanobodies directly from a naturally matured immune repertoire. This approach accesses a breadth and quality of sequence diversity that synthetic display libraries cannot replicate and that genetically constrained transgenic platforms structurally limit. LensAI™ can then be applied across the full workflow: from immunogen design through candidate triage, multispecific construct modeling, and immunogenicity assessment.

Pipeline Context

B Cell Llama™ is one expression of MindWalk's bio-native AI strategy, which is advancing programs across multiple therapeutic areas. Current programs include dengue (all four serotypes; advancing to manufacturing), universal influenza (conserved cross-strain target identified), GLP-1 and longevity therapeutics (first-in-class dual-pathway regimen; IP protection initiated), and ALK-1 (oncology and rare disease). Additional programs are in development.

About the Study

Le, D.H.T. et al. Biomacromolecules 2026, 27(2), 1446-1458. DOI: 10.1021/acs.biomac.5c02042. Conducted in collaboration with Eindhoven University of Technology and Radboud University Medical Center, supported by Health Holland (Project LSHM20078) under the Eureka Program. MindWalk holds first right to protect and commercialize jointly generated intellectual property.

About MindWalk Holdings Corp.

MindWalk Holdings Corp. (NASDAQ: HYFT) is a bio-native AI company transforming the discovery and development of therapeutics, vaccines, and diagnostics. The Company's proprietary HYFT® technology and LensAI™ platform make biological diversity computable and actionable, integrating sequence, structure, function, and literature into a unified computational language. MindWalk's technologies have supported the advancement of over 15 molecules to clinical stage. Current programs span dengue, universal influenza, GLP-1 and longevity therapeutics, oncology, and nanobody therapeutics. For more information, visit www.mindwalkai.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements include those regarding the capabilities and potential of B Cell Llama™ and LensAI™, pipeline program progress, market projections, and the potential for an immune-priming effect from VHH-nanoparticle formats. LensAI™ capabilities described herein represent design intentions and have not all been fully integrated into current operational protocols. Preclinical and in vitro results may not translate to clinical success. Market estimates are based on third-party projections and may not be realized. The Company disclaims any obligation to update forward-looking statements except as required by law. See the Company's annual report on Form 20-F at www.sedarplus.ca and www.sec.gov/edgar.

Investor Relations: Louie Toma, CPA, CFA | Managing Director, CoreIR | investors@mindwalkai.com

Source: MindWalk Holdings Corp.